Exhibit 12.1

AmTrust Financial Services, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Amounts in Thousands)

	Six Months
	Ended	Year Ended December 31,
	June 30, 2016	2015	2014	2013	2012	2011
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$311,053	$552,462	$471,933	$379,249	$196,857	$171,259
Fixed charges	41,813	57,203	48,458	34,691	28,508	16,709
Company share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

	$352,866	$609,665	$520,391	$413,940	$225,365	$187,968
Less:

Interest capitalized	$—	$—	$—	$—	$—	$—
Non-controlling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	9,834	6,928	(416)	(1,633)	6,873	20,730

	9,834	6,928	(416)	(1,633)	6,873	20,730

Total Earnings	$343,032	$602,737	$520,807	$415,573	$218,492	$167,238

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	$41,813	$57,203	$48,458	$34,691	$28,508	$16,709
Expense of the interest within rental expense (1)	—	—	—	—	—	—

Total Fixed Charges	$41,813	$57,203	$48,458	$34,691	$28,508	$16,709

Preferred Stock Dividends:
Preferred dividends	$20,367	$31,590	$12,738	$3,989	$—	$—
Preferred dividends grossed up to a pre-income tax basis	31,334	48,600	19,597	6,137	—	—

Total combined fixed charges and preferred dividends	$73,147	$105,803	$68,055	$40,828	$28,508	$16,709

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	4.7	5.7	7.7	10.2	7.7	10.0

(1)	Deemed to be immaterial